Exhibit 99.1

Pacific Drilling Awarded Contract for the Pacific Bora

HOUSTON, October 22, 2018—Pacific Drilling S.A. (OTC: PACDQ) (“Pacific Drilling” or the “Company”) announced today that its deepwater drillship the Pacific Bora has been awarded a contract by Nigerian Agip Exploration Limited (a subsidiary of Eni SpA) for drilling operations in Nigeria. The term of the contract is for one firm well plus two additional option wells. The contract is expected to commence in mid to late November 2018 and firm contract backlog is estimated at $9 million.

Pacific Drilling Chief Executive Officer Paul Reese commented: “On the heels of our previous announcement of new work for Pacific Santa Ana in Mauritania, we are pleased to have secured this contract for the Bora which reflects our substantial experience in Nigeria and our uninterrupted commitment to providing exceptional drilling services to our clients.”

Currently offshore Abidjan, Côte d'Ivoire, the Pacific Bora is a sixth generation deepwater, dynamically-positioned drillship capable of operating in water depths up to 10,000 feet and drilling wells more than 37,000 feet deep.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+ 713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com